May 24, 2018

Bin Li
Chief Executive Officer
NIO Inc.
Building 20, No. 56 AnTuo Road, Jiading District
Shanghai, 201804
People's Republic of China

       Re: NIO Inc.
           Draft Registration Statement on Form F-1
           Filed April 27, 2018
           CIK No. 0001736541

Dear Mr. Li:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 1

1. We note your disclosure on page 1 that "[a]s of March 31, 2018, [you] had received over
       17,000 ES8 reservations with deposits." Please summarize the terms of the deposits. For example, disclose here that the deposits of RMB 5,000 are fully refundable for any reason, and disclose the percentage of the total cost of the vehicle required to reserve the ES8. In addition, we note your disclosure on page 18 that after the vehicle is in production, an
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NIO Inc.
Comapany NameNIO Inc.
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         additional non-refundable deposit is required. Disclose the number of vehicles you currently have in production and the number of non-refundable deposits you have received.
Corporate History and Structure, page 5

2. We note your disclosure on page 5 that "[i]n April 2018, [you] entered into a series of contractual arrangements with Shanghai Anbin Technology Co., Ltd and Beijing NIO
         Network Technology Co., Ltd., [your] VIEs, and their shareholders, to conduct certain future operations in China." Please briefly summarize the "certain future operations" you expect to accomplish with the VIE entities.
Risk Factors
Risks Relating to Our Business
Manufacturing in collaboration with partners is subject to risks, page 15

3. Please disclose whether you will also collaborate with third parties for the manufacture of the 5-seater ES6 SUV, which is expected to be delivered in 2019.
4. Define "JAC" the first time you use this term and briefly disclose the nature of your relationship with this entity.
Our vehicles are subject to motor vehicle standards, page 23

5. We note your disclosure on page 23 that your vehicles "must pass various tests and undergo a certification process and be affixed with . . . CCC before delivery from the factory . . . and such certification is also subject to periodic renewal." Please disclose whether your ES8, ES6 and ET7 vehicles have obtained this certification. To the extent they have not, disclose when you anticipate obtaining this certification.
Our business plan require a significant amount of capital, page 25

6. We note your disclosure on page 25 that you will need significant capital to conduct research and development and expand your production capacity as well as roll out your charging and servicing network and your NIO Houses. Please disclose an estimate of the amount of capital necessary to accomplish these goals.

Use of Proceeds, page 60

7. We note that you intend to use a portion of the proceeds to develop your manufacturing facilities. To the extent the proceeds will not be sufficient to accomplish the development of your manufacturing facilities or any other intended use of the proceeds, please disclose the amount and sources of other funds needed pursuant to Item 3.C.1 of Form 20-F. In addition, we note your disclosure on page 109 that you have started construction on your manufacturing facility in Shanghai. Disclose in your "Build our own manufacturing
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         capacity" section the amount of capital necessary to complete construction and provide an estimate, if possible, of when you expect to receive your EV manufacturing license.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
78

8. We note per the risk factor on page 15 that to the extent the Hefei manufacturing plant incurs any operating losses, you have agreed to compensate JAC for such losses. If management reasonably expects this arrangement could have a material unfavorable impact on income from continuing operations, describe this arrangement as an uncertainty in accordance with Item 5.D of Form 20-F pursuant to Item 4.a of Part I of Form F-1.
Capital Expenditures, page 85

9. Please include a discussion of the costs incurred to date and the expected costs to be incurred associated with the construction of your manufacturing facility in
         Shanghai. Refer to Item 5.B.3 of Form 20-F.
10. Include a discussion of the costs incurred to date and the expected costs to be incurred associated with your suite of charging solutions described beginning on page 112, in particular in regard to battery charging stations and charging trucks. Refer to Item 5.B.3 and 5.D of Form 20-F.
Business
Our Charging Solutions, page 112

11. Please disclose the amount of time it takes to charge your vehicles with each of the charging methods you describe in this section.
Power Express and Other Charging Solutions
Charging Stations and Access to Public Charging, page 113

12. We note your disclosure on page 113 that your users are expected to have access to a network of public chargers, which, as of December 31, 2017, consisted of over 445 thousand publicly accessible charging piles. Describe the locations of these charging piles. Consider showing a map highlighting the areas where these charging piles are located. In addition, we note your disclosure that you own fast charging trucks, that you have 25 authorized service centers in ten cities and that you plan to initially have 30 service vans operating in ten cities. Please disclose the number of fast charging trucks you currently own and where you plan to operate these trucks. Also, identify the locations of your authorized service centers as well as the cities where your service vans will operate.
Manufacturing, Supply Chain and Quality Control, page 121

13. We note your disclosure on page 23 that, "generally, all vehicles are made to order."
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         Assuming that all of the customers that reserved ES8 vehicles choose to purchase the vehicles, please provide an estimate of when you will be able to complete the delivery for these orders. In addition, after fulfilling the existing orders, disclose here and in the first complete risk factor on page 24 the estimated amount of time it will generally take for a customer to receive a vehicle after ordering it.
Partnership with JAC, page 122

14. Please disclose the percentage of revenues you expect to pay JAC and the term of the agreement. In addition, we note your disclosure on page 125 regarding your arrangement with GAC and the Changan joint venture agreement. For each agreement, disclose the term of the agreement and the distribution of any revenues to or future investments by the parties to the agreements.
Facilities, page 127

15. We note your disclosure on page 109 that you have begun to build your own manufacturing facility in Shanghai in order to expand your manufacturing capacity for the
         ET7 and future models. However, we do not see this site listed in your facilities list on page 127. Please disclose this property pursuant to Item 4.D of Form 20-F, including an estimate of the amount of expenditure, including the amount of expenditures already paid and the estimated dates of completion, or advise. In addition, we note that you lease all of your property. If material, disclose the term of the leases.
Management
Directors and Executive Officers, page 145

16. We note that Bin Li, your CEO and chairman of the board, also currently serves on the board of Bitauto Holdings Limited, a company in your industry, and as the vice-chairman of China Automobile Dealers Association. Please tell us whether these positions may cause conflicts of interest with your business, and, to the extent that they could cause conflicts of interest, add a risk factor to address the potential conflicts.



Other Transactions with Related Parties, page 155

17. Please disclose the term of each loan in this section. In addition, we note your disclosure on page 155 that you made a loan to Bin Li. Tell us when the loan to Bin Li as well as any other loans made by the company to other executives or directors will be repaid. To the extent that any loans with your executives or directors will not be paid prior to effectiveness, tell us how these arrangements comply with Section 13(k) of the Exchange
         Act. In addition, to the extent that any of your directors or officers are affiliated with the principal shareholders identified in this section, please disclose. Bin Li
NIO Inc.
May 24, 2018
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General

18. Please provide us mock-ups of any pages that include any pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling the printing and distribution of the preliminary prospectus, that we may have comments after our review of the materials.



       You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Anne Nguyen Parker, Assistant Director, at 202-
551-3611 with any other questions.

FirstName LastNameBin Li
Comapany NameNIO Inc.
                                                             Division of
Corporation Finance
May 24, 2018 Page 5                                          Office of
Transportation and Leisure
FirstName LastName